FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a‑16 or 15d‑16

under the Securities Exchange Act of 1934

For the month of January 2010

Commission File Number            0-16174

          Teva Pharmaceutical Industries Limited

(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190

          Petach Tikva 49131  Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

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     www.tevapharm.com

Contact:	Elana Holzman Kevin Mannix	Teva Pharmaceutical Industries Ltd. Teva North America	972 (3) 926-7554 (215) 591-8912

For Immediate Release

Teva presents strategic plan to deliver strong growth at Investor meeting

-- Sets Goals of $31 Billion in Revenues and Non-GAAP Net Income
of $6.8 Billion by 2015 --

Jerusalem, Israel, January 7, 2010 - During its investor meeting today, Teva Pharmaceutical Industries Ltd. (NASDAQ: TEVA) presented an updated strategy, highlighting key opportunities for growth and announcing its long term goals of reaching revenues of $31 billion and non-GAAP net income of $6.8 billion, or 22% of revenues, by 2015.

"In the years to come, Teva will seek to extend its global leadership and deliver profitable growth, doubling its revenues by 2015 and reaching net income margins of 22%." said Shlomo Yanai, Teva's President and CEO. "Our core business, generics, will continue to drive our growth. At the same time, we will continue to expand our branded business, further leveraging the diversity of our balanced business model."

The growing worldwide demand for generic pharmaceuticals - as a means to expand access to affordable high-quality medicine and control healthcare costs - will continue to drive the growth of Teva's core business in the U.S. and globally. A significant portion of this growth is expected to come from those European and international markets that are currently characterized by low generic penetration rates.  Teva's branded business will be further strengthened through internal R&D, licensing and other business development opportunities, and geographic expansion of its existing product portfolio - thereby enhancing its balanced business model. Biogenerics is another important growth driver in Teva's future.  Teva remains committed to becoming a leading player in this evolving market and has taken significant steps to build the necessary infrastructure to accomplish this goal.

Teva's growth will be driven by its market leadership and competitive advantages, including its scale and global footprint, its high degree of back integration, the robustness of its product portfolio and track record in being first to market in the U.S. and other regions and its commitment to high quality. With these competitive advantages, Teva will seek to outpace market growth.

Mr. Yanai continued, "All of us at Teva are enthusiastic about what we plan to achieve in the next five years, and in particular about the value we expect to create for all of our stakeholders."

About Teva

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is the world's leading generic pharmaceutical company and is among the top 20 pharmaceutical companies in the world. The Company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients, as well as animal health pharmaceutical products. Over 80 percent of Teva's sales are in North America and Europe.

Teva's Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release contains forward-looking statements, including, among other things, regarding our expected profitable growth, revenues, net income, the drivers and contributors of this growth, strategy and competitive advantages, which express the current beliefs and expectations of management. Such statements are based on management's current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to successfully develop and commercialize additional pharmaceutical products, the introduction of competing generic equivalents, the extent to which we may obtain U.S. market exclusivity for certain of our new generic products and regulatory changes that may prevent us from utilizing exclusivity periods, potential liability for sales of generic products prior to a final resolution of outstanding patent litigation, including that relating to the generic versions of Neurontin®, Lotrel®, Protonix® and Eloxatin®, the current economic conditions, competition from brand-name companies that are under increased pressure to counter generic products, or competitors that seek to delay the introduction of generic products, the effects of competition on our innovative products, especially Copaxone® sales, including potential oral and generic competition for Copaxone®, dependence on the effectiveness of our patents and other protections for innovative products, the impact of consolidation of our distributors and customers, the impact of pharmaceutical industry regulation and pending legislation that could affect the pharmaceutical industry, our ability to achieve expected results though our innovative R&D efforts, the difficulty of predicting U.S. Food and Drug Administration, European Medicines Agency and other regulatory authority approvals, the uncertainty surrounding the legislative and regulatory pathway for the registration and approval of biotechnology-based products, the regulatory environment and changes in the health policies and structures of various countries, supply interruptions or delays that could result from the complex manufacturing of our products and our global supply chain, our ability to successfully identify, consummate and integrate acquisitions, the potential exposure to product liability claims to the extent not covered by insurance, our exposure to fluctuations in currency, exchange and interest rates, significant operations worldwide that may be adversely affected by terrorism, political or economical instability or major hostilities, our ability to enter into patent litigation settlements and the intensified scrutiny by the U.S. government, the termination or expiration of governmental programs and tax benefits, impairment of intangible assets and goodwill, environmental risks, and other factors that are discussed in this report and in our other filings with the U.S. Securities and Exchange Commission ("SEC").

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Teva Pharmaceutical Industries Ltd. Web Site: www.tevapharm.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Registrant)

By: /s/  Eyal Desheh

Name: Eyal Desheh
Title: Chief Financial Officer

Date January 7, 2010

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